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18000980

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47577

SEC MAIL PROCESSING Received FEB 27 2018 WASH D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Victory Capital Advisers, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Inks — (216) 898-2426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

950 Main Street, Suite 1800	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Donald A. Inks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Victory Capital Advisers, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principle officers and directors are classified as customer accounts (Debits $0, Credits $0).

Donald A. Inks
Signature

Financial Operations Principal
Title

JANET M. NEGRELLI
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Nov. 30, 2020

Janet M. Negrelli
Notary Public

NOTARIAL SEAL • STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

Year Ended December 31, 2017

Victory Capital Advisers, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Donald A. Inks
Financial Operations Principal
Victory Capital Advisers, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2426

VictoryCapital®
ADVISERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Victory Capital Advisers, Inc.
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

Victory Capital Advisers, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Victory Capital Advisers, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Victory Capital Advisers, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in shareholder's equity, cash flows, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for the Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EY
Building a better working world

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2007.

February 23, 2018

Victory Capital Advisers, Inc.

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	5,066,115
Intangible assets		1,500,000
Distribution fees and commissions receivable		1,734,878
Due from affiliates		156,038
Prepaid C share commissions		536,303
Prepaids and other receivables		120,835
Total assets	$	9,114,169
Liabilities and shareholder's equity		
Liabilities		
Distribution fees payable	$	3,196,136
Due to affiliates		190,112
Other liabilities		135,778
Deferred tax liability		240,483
Total liabilities		3,762,509
Shareholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		2,791,753
Retained earnings		2,559,906
Total shareholder's equity		5,351,660
Total liabilities and shareholder's equity	$	9,114,169

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statement of Income

Year Ended December 31, 2017

Revenues	
Distribution and related fees	$ 42,723,817
Intercompany support fees	923,740
Commissions, net	718,399
Contingent deferred sales charge	92,613
Interest income	14,618
Total revenues	44,473,187
Expenses	
Distribution and related expenses	40,467,551
Intercompany service fees	540,811
Professional fees	63,000
Other expenses	228,176
Total expenses	41,299,538
Income before taxes	3,173,649
Provision for income taxes	1,073,797
Net income	$ 2,099,852

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2016	$ 1	$ 2,791,753	$ 2,160,054	$ 4,951,808
Dividends paid, $17,000 per share	-	-	(1,700,000)	(1,700,000)
Net income	-	-	2,099,852	2,099,852
Balance at December 31, 2017	$ 1	$ 2,791,753	$ 2,559,906	$ 5,351,660

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 2,099,852
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(156,547)
Amortization of prepaid C share commissions	1,185,383
Changes in operating assets and liabilities	
Decrease in distribution fees and commissions receivable	202,002
Increase in due from affiliate	19,293
Increase in prepaids and other receivables	(14,010)
Increase in C share commission payments	(1,016,885)
Increase in distribution fees payable	(300,910)
Decrease in other liabilities	42,830
Increase in due to affiliate	(535,626)
Net cash provided by operating activities	1,525,382
Cash flows from financing activities	
Dividends paid	(1,700,000)
Net cash used in financing activities	(1,700,000)
Net increase in cash	(174,618)
Cash, beginning of period	5,240,733
Cash, end of period	$ 5,066,115
Supplemental cash flow information	
Cash paid to Parent for income taxes	$ 1,678,026

See accompanying notes to financial statements.

1. Organization

Victory Capital Advisers, Inc. (the Company) is a wholly-owned indirect subsidiary of Victory Capital Holdings Inc. (VCH or Parent) and a wholly-owned direct subsidiary of Victory Capital Operating, LLC (VCO). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company serves as distributor and principal underwriter for the Victory Portfolios, Victory Variable Insurance Funds, Victory Institutional Funds and Victory Portfolios II (collectively, the "Funds") and placement agent for Victory Capital Management Inc.'s (the Advisor) Victory Capital Series, LLC. Substantially all of the Company's revenues are earned from the Funds or in connection with the sale of the Funds' shares.

2. Significant Accounting Policies

Cash

Cash represents cash in banks. Cash balances may be in excess of FDIC insurance limits.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to a Distribution Agreement (the "Agreement") between the Funds and the Company. The Agreement continues in effect until terminated by either party. The Company receives 12b-1 fees paid by the Funds for shares sold which are still outstanding. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly. The Company, as principal, records distribution fees on a gross basis as revenue.

Shareholders in certain classes of the Funds' shares pay upfront commissions to the Company for the purchase of those shares based on a percentage of the value of these shares purchased. The Company, in turn, pays a portion of the commissions to the broker-dealers who originated the sale as outlined in their respective agreements. Commission income is recorded at the time of sale, net of commission expense, such that net commission income represents commissions earned by the Company as the selling broker-dealer.

Intercompany support fees are earned monthly by the Company pursuant to a distribution support agreement between the Company and the Advisor.

2. Significant Accounting Policies (continued)

Intangible Assets

The Company's intangible assets are related to the Company's indefinite-lived renewable distribution service contracts with the Funds. Intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. As of December 31, 2017, the Company determined it was more likely than not that the intangible asset's fair value was greater than its carrying value and therefore no impairment was identified.

Distribution Related Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers may be used to support other distribution related activities as allowed under Distribution Plans that have been adopted by the Funds. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Prepaid C Share Commissions

The Funds maintain a multiclass structure, whereby participating funds offer back-end load shares (Class C shares). The Company may pay upfront sales commissions to dealers and institutions that sell Class C shares of the participating funds at the time of such sale. Upfront sales commission payments with respect to Class C shares equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. When the Company makes an upfront payment to a dealer or institution for the sale of Class C shares, the Company capitalizes the cost of such payment and amortizes the cost over a 12 month period. The Company retains any 12b-1 fees paid by the Funds, which are calculated as 1.00% of the average daily net assets of the Class C Shares, for the first year after the Class C shares are purchased. Additionally, the Company retains any contingent deferred sales charges (CDSCs), which are calculated as 1.00% of the lower of sale proceeds or the original offering price, for the first year after the Class C shares are purchased. After the first full year, the Company pays the 1.00% 12b-1 fees (0.75% for distribution services and 0.25% for personal shareholder services) to third party dealers and institutions based on the average daily net assets of Class C shares, which are attributable to shareholders for whom the dealers and institutions are designated as dealers of record.

2. Significant Accounting Policies (continued)

For the year ended December 31, 2017, amortization expense of $1,185,383 related to upfront sales commission payments was included in distribution and related expenses. CDSCs received by the Company from redeeming shareholders are recognized as revenue and included in Contingent deferred sales charge.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes existing revenue recognition guidance under U.S. generally accepted accounting principles. Under this guidance, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to January 1, 2018 for the Company. The new guidance requires either a retrospective or a modified retrospective approach to adoption.

The Company has evaluated and documented the potential impact on its financial statements from adopting ASU 2014-09. The Company receives compensation for sales and sales-related services promised under distribution contracts with the Funds and compensation for support services promised under a contract with the Advisor. There are no direct costs incurred to obtain these contracts. Direct costs incurred to fulfill services under the distribution contracts include sales commissions paid to third party dealers for the sale of Class C Shares. The Company has concluded that upon adoption of ASU 2014-09 on January 1, 2018, there will be no impact to financial statements issued by the Company for prior periods and no change to how the Company records revenue from contracts with customers and accounts for costs incurred to fulfill services under distribution contracts.

3. Income Tax

The Company is included in the federal income tax return filed by the Parent. For financial reporting purposes, the Parent has elected to allocate the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carry backs, subject to recognition of such items on a consolidated basis.

Income taxes included in the statement of income are summarized below.

Current Expense:	
Federal	$ 1,083,280
State	147,064
Total current expense	1,230,344
Deferred expense:	
Federal	(162,044)
State	5,497
Total deferred expense	(156,547)
Income tax expense	$ 1,073,797

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes as of December 31, 2017 is as follows.

Federal income tax at U.S. statutory tax rate	$ 1,110,777
State income taxes, net of federal tax benefit	93,677
Change in federal income tax rate on deferred tax liabilities	(130,657)
Total income tax expense	$1,073,797

On December 22, 2017, the Tax Cuts and Jobs Act (''Tax Act'') was enacted. The Tax Act significantly revises the U.S. corporate income tax law by, among other things, decreasing the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the reduction in the corporate income tax rate, the Company was required to remeasure its deferred tax liabilities on the enactment date using the new rate.

3. Income Tax (continued)

SEC Staff Accounting Bulletin No. 118 (SAB 118) addresses situations when a company has not completed the accounting for certain income tax effects of the Tax Act and provides a measurement period of up to one year after the enactment date for the accounting to be completed. Companies are required to report provisional amounts for income tax effects of the 2017 Act for which the accounting is incomplete but a reasonable estimate can be determined.

Adjustments to provisional amounts identified during the measurement period are included as an adjustment to tax expense or benefit from continuing operations in the period the amounts are determined.

As of December 31, 2017 the Company has substantially completed the accounting for the tax effects of the Tax Act. The Company has recognized provisional adjustments for the revaluation of deferred tax liabilities to reflect the reduced rate that will apply in future periods when these deferred taxes are settled and realized. Although the tax rate reduction is known, the Company has not fully collected all of the necessary data to complete the analysis of the effect of the Tax Act on the underlying deferred taxes and as such, the amounts recorded as of December 31, 2017 are provisional. Any subsequent adjustment to these amounts, if any, will be recorded to provision for income taxes during 2018.

During the year ended December 31, 2017, the Company recorded a provisional credit to federal tax expense of $136,916 and provisional charge to state and local tax expense, net of federal tax benefit, of $6,259 from remeasuring deferred tax liabilities due to the Tax Act.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax liabilities as of December 31, 2017 are as follows:

Deferred tax liability – Prepaid C share commissions	$ 131,877
Deferred tax liability – Intangible assets	108,606
Total deferred tax liability	$ 240,483

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. As of December 31, 2017, the Company had no deferred tax assets.

3. Income Tax (continued)

The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2017. The tax years ended December 31, 2014, December 31, 2015 and December 31, 2016 are open and are subject to federal, state and local examination. At December 31, 2017, the Company had a $110,216 payable to the Parent for 2017 federal and state income taxes, which was settled in full in February 2018.

4. Related Party Transactions

The Company provides various support services to the Advisor such as advertising review, dealer agreement maintenance, compliance training, and other administrative services. The Company charges fees designed to cover the costs of providing such services, which are recorded as Intercompany support fees revenue.

The Advisor provides various services to the Company such as use of personnel, office facilities, equipment, and other administrative services. The Company is charged a service fee designed to cover the costs of providing such services, which is recorded as Intercompany service fees expense.

Related party support and service fee transactions are settled monthly via intercompany cash transactions. The Advisor pays Ohio commercial activity taxes on a quarterly basis for the Advisor and Company, and amounts due to the Advisor by the Company are settled quarterly. Income tax allocated from the Parent is recorded as an intercompany liability and is settled on a quarterly basis.

During the year ended December 31, 2017, the Company paid dividends of $1,700,000 to VCO.

The Company considers the Funds to be related parties as a result of the advisory relationship between the Advisor and the Funds. The Company maintains a reimbursement plan with one of the Funds, Victory Portfolios II, under which 12b-1 fees received by the Company and not paid out as 12b-1 fees to selling brokers must either be paid back to Victory Portfolios II or used to offset mutual fund distribution/marketing expenses. The liability for residual 12b-1 fees received by the Company from Victory Portfolios II is recorded in other liabilities.

4. Related Party Transactions (continued)

A summary of the balances and transactions involving related parties appears below.

		As of December 31, 2017
Related party assets		
Intercompany support fees receivable	$	79,287
FINRA prepayments and other receivables from affiliates		76,751
Total	**$**	**156,038**
Related party liabilities		
Intercompany service fees payable	$	51,681
Income and other taxes payable		138,431
Residual 12b-1 fees received from Victory Portfolios II		70,909
Total	**$**	**261,021**

		For the Year Ending December 31, 2017
Related party revenue		
Intercompany support fees	$	923,740
Related party expense		
Intercompany service fees	$	540,811

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1.

At December 31, 2017, the Company had net capital under the Rule of $2,273,908, which was $2,039,106 in excess of its minimum required net capital of $234,802. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 1.55 to 1.

6. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

7. Subsequent Events

In preparing these financial statements, subsequent events were evaluated through February 22, 2018. On February 12, 2018, the Company's indirect parent VCH closed the initial public offering of its Class A common stock, which is listed on the NASDAQ Global Select Market under the symbol "VCTR". There were no other subsequent events required to be either recognized in the financial statements or disclosed in the notes to the financial statements.

Supplementary Information

Victory Capital Advisers, Inc.

Schedule I - Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2017

Total shareholder's equity from statement of financial condition		$ 5,351,660
Deductions for nonallowable assets		
Intangible assets	$ 1,500,000	
Prepaid C share commissions	536,303	
Due from affiliates	156,038	
Distribution fees receivable	764,576	
Prepaids and other receivables	120,835	3,077,752
Net capital		$ 2,273,908
Total aggregate indebtedness		$ 3,522,026
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 234,802
Excess net capital at 1,500 percent		$ 2,039,106
Excess net capital at 1,000 percent		$ 1,921,705
Percentage of aggregate indebtedness to net capital		155%

Reconciliation with the Company's computation of net capital as of December 31, 2017

Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed January 25, 2018	$ 2,153,954
Adjustments	
Tax adjustments	125,684
Additional intercompany service fees	(5,730)
Other (net)	(0)
Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed February 23, 2018	$ 2,273,908

Victory Capital Advisers, Inc.

Schedule II - Computation for Determination of the Reserve Requirements Under Exhibit A of SEC Rule 15c3-3

December 31, 2017

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i).

Victory Capital Advisers, Inc.

Schedule III - Information Relating to the Possession or Control Requirements to SEC Rule 15c3-3

December 31, 2017

The Company will not hold customer funds or safekeep customer securities.

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Victory Capital Advisers, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Victory Capital Advisers, Inc. and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries (i.e., agreed the assessment payment to the respective ACH wire).

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

EY
Building a better working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Victory Capital Advisor, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047577 FINRA DEC
Victory Capital Advisers, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, Ohio 44144-2338

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donald Inks (216) 898-2426

2. A. General Assessment (item 2e from page 2) $21.93

B. Less payment made with SIPC-6 filed (exclude interest) (9.29)
7/26/2017
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 12.64

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $12.64

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $12.64

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Victory Capital Advisers, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 20 18.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$44,473,187
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	44,458,569
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-	
Enter the greater of line (i) or (ii)	-
Total deductions	44,458,569
2d. SIPC Net Operating Revenues	$14,618
2e. General Assessment @ .0015 Rate effective 1/1/2017	$21.93
	(to page 1, line 2.A.)

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Report of Independent Registered Public Accounting Firm

The Board of Directors of
Victory Capital Advisers, Inc.

We have reviewed management's statements, included in the accompanying Victory Capital Advisers, Inc. Exemption Report, in which (1) Victory Capital Advisers, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2018

VictoryCapital
ADVISERS

4900 Tiedeman Road, 4th Floor • Brooklyn, OH 44144 • 216-898-2426 • vcm.com

Victory Capital Advisers, Inc.

Exemption Report Under Securities and Exchange Commission Rule 17a-5

December 31, 2017

Victory Capital Advisers, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption under the exemptive provisions in 17 C.F.R. § 240.15c3-3 under Subparagraph (k)(2)(i) - The Company will not hold customer funds or safekeep customer securities. The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Victory Capital Advisers, Inc.

I, Donald Inks, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Financial Operations Principal

February 23, 2018